3-6-02

02012176

100268



ITED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of March 6, 2002



## NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

# Press release


| | | | |
|---|---|---|---|
| **Contact** | Thomas Knutzen | Tor Steinum | **Norsk Hydro ASA** |
| Telephone | (+47) 22 53 91 15 | (+47) 22 53 27 31 | Bygdøy allé 2 |
| Cellular | (+47) 90 61 23 59 | (+47) 95 08 39 33 | N-0240 Oslo |
| E-mail | thomas.knutzen@ hydro.com | tor.steinum@ hydro.com | Norway<br>Phone: (+47) 22 53 81 00<br>Fax: (+47) 22 53 27 25<br>www.hydro.com |


**Oslo, 4 March 2002:**

The European Commission has decided not to oppose Norsk Hydro's acquisition of the German aluminium company VAW aluminium AG, and declared it compatible with the common market and the EEA Agreement. Consequently Norsk Hydro expects to be able to close the deal, as previously indicated, during March 2002.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 6, 2002

**for Norsk Hydro ASA**

**Idar Eikrem**
**Senior Vice President Corporate Accounting and Consolidation**

WAS1 #920825 v2